                                                                    EXHIBIT 12.1

                               APACHE CORPORATION

  STATEMENT OF COMPUTATION OF RATIOS OF EARNINGS TO COMBINED FIXED CHARGES AND
                           PREFERRED STOCK DIVIDENDS
                                 (IN THOUSANDS)

                                          THREE MONTHS
                                             ENDED
                                           MARCH 31,
                                       ------------------
                                        1998       1997       1997       1996       1995       1994      1993
                                       -------   --------   --------   --------   --------   --------   -------
EARNINGS
  Pretax income from continuing
    operations(1)....................  $30,116   $ 88,082   $258,640   $200,195   $ 33,143   $ 66,234   $62,067
  Add: Fixed charges excluding
    capitalized interest.............   21,416     17,262     78,531     68,091     77,220     39,008    34,355
                                       -------   --------   --------   --------   --------   --------   -------
    Adjusted earnings................  $51,532   $105,344   $337,171   $268,286   $110,363   $105,242   $96,422
                                       =======   ========   ========   ========   ========   ========   =======
FIXED CHARGES
  Interest expense including
    capitalized interest(2)..........  $30,144   $ 23,641   $105,148   $ 89,829   $ 88,057   $ 37,838   $34,205
  Amortization of debt expense.......    1,262      1,327      6,438      5,118      4,665      3,987     3,896
  Interest component of lease rental
    expenditures(3)..................      860        934      3,438      3,856      3,539      3,217     2,533
                                       -------   --------   --------   --------   --------   --------   -------
                                       $32,266   $ 25,902   $115,024   $ 98,803   $ 96,261   $ 45,042   $40,634
                                       =======   ========   ========   ========   ========   ========   =======
Ratio of earnings to combined fixed
  charges and preferred stock
  dividends..........................     1.60       4.07       2.93       2.72       1.15       2.34      2.37
                                       =======   ========   ========   ========   ========   ========   =======

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(1) Undistributed income of less-than-50% owned affiliates is excluded.

(2) Apache guaranteed and was contingently liable for certain debt. This debt, primarily associated with partnership operations, totaled $1.7 million at December 31, 1996. The outstanding balance was repaid in January 1997 and the facility was terminated. Fixed charges, relating to debt for which Apache was contingently liable, have not been included in the fixed charges for any of the periods shown above.

(3) Represents the portion of rental expense assumed to be attributable to interest factors of related rental obligations determined at interest rates appropriate for the period during which the rental obligations were incurred. Approximately 32% to 34% applies for all periods presented.